Lehman Brothers

August 10, 2005

Via EDGAR and Telecopier (202) 772-9204
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attn: Mr. Pradip Bhaumik

Re:	WILLIAMS PARTNERS L.P.
Registration Statement on Form S-1 (File No. 333-124517)
Ladies and Gentlemen:
     As Representative of the undersigned underwriters of the proposed public offering of up to 5,750,000 Common Units Representing Limited Partner Interests, we hereby join Williams Partners L.P.’s request that the above- referenced Registration Statement be declared effective on August 11, 2005 at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours, LEHMAN BROTHERS INC. CITIGROUP GLOBAL MARKETS INC. RBC CAPITAL MARKETS CORPORATION WACHOVIA CAITAL MARKETS, LLC
By:	LEHMAN BROTHERS INC.

By:	/s/Arlene Salmonson
Arlene Salmonson
Vice President